SO 3/11/04

OMB APPROVAL

OMB Number: 3235-0123

SECURITII 04004573 MISSION
Washington, D.C. 20549

SEC FILE NUMBER ~~8-52531~~ 8-51852

RECEIVED FEB 27 2004 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 EDEN ROAD, SUITE 100
(No. and Street)

STAMFORD (City) CT (state) 06907 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID KUGLER 203-329-9321
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 24 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name - if individual, state *last, first, middle name*)

90 Canal Street (Address) Boston (City) MA (state) 02114 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DAVID KUGLER swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERIMUTUAL FUNDS DISTRIBUTOR, INC. as of DECEMBER 31 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
KINGS COUNTY
SWORN TO AND SUBSCRIBED BEFORE ME
THIS 12 DAY OF March 04

NOTARY PUBLIC

NOELIA POWELL
NOTARY PUBLIC
STATE OF NEW YORK
IP05068767
My Commission Expires November 4 2010

Signature

PRESIDENT
Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.

Year Ended December 31, 2003

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder
AmeriMutual Funds Distributor, Inc.
Falmouth, Maine

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of AmeriMutual Funds Distributor, Inc. (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriMutual Funds Distributor, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
February 17, 2004

Brown & Brown, LLP

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

AmeriMutual Funds Distributor, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 20,029
Prepaid expenses	12,650
Total assets	$ 32,679
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued expenses	$ 6,000
Stockholders' equity:	
Common stock, par value $.01 per share, 100 shares authorized, 60 shares issued and outstanding	1
Additional paid in capital	7,000
Retained earnings	19,678
Total stockholders' equity	26,679
Total liabilities and stockholders' equity	$ 32,679

See accompanying notes to financial statements.

AmeriMutual Funds Distributor, Inc.
Statement of Operations
Year ended December 31, 2003

Revenue:	
Consulting fees	$ 378,758
Distribution fees	38,193
Total revenue	416,951
Operating expenses:	
Management fees – related party	231,472
Salary and benefits	180,740
Registration fees	17,051
Other expenses	16,190
Accounting and auditing	8,085
Total operating expenses	453,538
Net loss	$ (36,587)

See accompanying notes to financial statements.

AmeriMutual Funds Distributor, Inc.
Statement of Changes in Stockholders' Equity
Year ended December 31, 2003

	Common Stock	Additional paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2002	$ 1	$ 7,000	$ 56,265	$ 63,266
Net loss	-	-	(36,587)	(36,587)
Balance at December 31, 2003	$ 1	$ 7,000	$ 19,678	$ 26,679

See accompanying notes to financial statements.

AmeriMutual Funds Distributor, Inc.
Statement of Cash Flows
Year ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (36,587)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Decrease in prepaid expenses	3,942
Decrease in fees receivables	37,354
Increase in accrued liabilities	1,000
Net cash provided by operating activities	5,709
Cash and cash equivalents, beginning of year	14,320
Cash and cash equivalents, end of year	$ 20,029

See accompanying notes to financial statements.

AmeriMutual Funds Distributor, Inc.
Notes to Financial Statements
December 31, 2003

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
AmeriMutual Funds Distributor, Inc. (the "Company"), a New York corporation, provides distribution of and marketing consulting for mutual funds and other financial service products throughout the United States. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

All of the Company's outstanding stock was transferred to Mssrs. Butt, Klutch and Nolin in July 2003 from Global Distribution Strategies, Inc., a Delaware corporation.

Management's Plans
As discussed in Note 4, the Company received approximately 83% of its revenue from three customers during the year ended December 31, 2003. The Company has elected to either terminate or not renew its contracts with these customers, and plans to enter a new line of business involving private placement initiatives, subject to approval from the National Association of Security Dealers ("NASD"). The Company's ability to continue planned operations is dependent on replacing these customers and receiving approval from the NASD. There is no assurance that the Company will be successful in implementing such plans.

Revenue Recognition
Consulting revenue and distribution fees on sales and assets are recognized when earned.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of 90 days or less to be cash equivalents. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes*", the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date.

The Company's only temporary difference relates to the net operating loss carryforward as a result of the Company's taxable loss for 2003. However, due to the transfer in ownership during 2003 and the subsequent change in ownership after December 31, 2003 (Note 6), there may be limitations on the amount of carryforwards which can be realized in future periods as defined by Section 382 of the Internal Revenue Code (the "Code"). The occurrence of a greater than 50% equity shift may have a material impact on the Company's ability to use its net operating loss carryforwards in any given year. Therefore, management has elected to apply a full valuation allowance to the deferred income tax asset and related benefit from these financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital, as defined, of $5,000, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2003, the Company had net capital, as defined, of $14,029, which exceeded the required net capital by $9,029. At December 31, 2003, the Company had a ratio of aggregate indebtedness to net capital of .43 to 1.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2003.

NOTE 3 – RELATED PARTY TRANSACTIONS

Management Fee

During 2003, the Company was wholly-owned by with Global Distribution Strategies, Inc. ("GDS") through common ownership. GDS charged the Company a management fee for certain expenses incurred on behalf of the Company. This management fee included allocations of office rent, salary and benefits, general office overhead, and marketing and distribution costs associated with providing services to the Company's clients. At December 31, 2003, there was no fee due to GDS. Management fees charged by GDS for the period ending December 31, 2003 amounted to approximately $412,212, which is included in operating expenses in the statement of operations. The Company is no longer affiliated with GDS as a result of the change in ownership discussed in Note 1.

NOTE 4 – CONCENTRATIONS

Major Customers

The Company received approximately 83% of its revenue from three customers during the year ended December 31, 2003.

NOTE 5 – SUBSEQUENT EVENTS

In January 2004, all of the Company's outstanding stock was purchased by Messr. Kugler from Messrs. Butt, Klutch and Nolin for total consideration of $60,000. The Company is no longer affiliated with GDS, and currently shares office space with an affiliated entity owned by Messr. Kugler.

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors
AmeriMutual Fund Distributor, Inc.
Falmouth, Maine

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of AmeriMutual Funds Distributor, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 17, 2004

AmeriMutual Funds Distributor, Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2003

Schedule I

Common stock	$ 1
Additional paid-in capital	7,000
Retained earnings	19,678
Total capital	26,679
Unallowable assets:	
Prepaid expense	12,650
Total unallowable assets	12,650
Net capital	14,029
Minimum dollar net capital requirement	5,000
Excess net capital	$ 9,029
Aggregate indebtedness	$ 6,000
Ratio of aggregate indebtedness to net capital	.43 to 1

AmeriMutual Funds Distributor
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2003

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).